March 9, 2010

Via facsimile (703-813-6968) and EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-7010

Re: Met-Pro Corporation
      Form 10-K for fiscal year ended January 31, 2009
      Filed April 10, 2009
      File No. 001-07763

Dear Mr. O’Brien:

Please consider this letter to be a supplementary response to our letter to you dated March 1, 2010, which was in response to your letter dated February 18, 2010 regarding Met-Pro Corporation’s Annual Report on Form 10-K for the fiscal year ended January 31, 2009.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Management Incentive Plan, page 11

2.      We note your response to comment 10 in our letter dated December 29, 2009, and reissue this comment in part.  With a view towards future disclosure, please describe to us in greater detail the personal performance goals for each named executive officer.  For example, with respect to Mr. De Hont, explain what elements of business performance, business strategy, leadership, and corporate governance are relevant to his performance goals.

Response:

We provide the following supplemental disclosure in respect of personal performance goals under the Company’s Management Incentive Plan that are quantitative in nature:

The Committee’s Discretion With Respect To Personal Performance Goals

As disclosed in the Company’s Proxy Statement for its 2009 Annual Meeting of Shareholders, the Company’s Compensation and Management Development Committee administers the Company’s Management Incentive Plan, and retains

160 Cassell Road, P. O. Box 144, Harleysville, PA 19438-0144 ● (215) 723-6751 ● FAX: (215) 723-6226
Email: mpr@met-pro.com ● Website: www.met-pro.com

discretion over all awards under the Plan, subject to the approval by the Board of Directors (other than with respect to awards to the CEO). Additionally, and without limiting the foregoing, the Plan does not contemplate or provide for any relative ranking of individual performance goals, and it is the Committee’s intent to retain discretion with respect to the measurement of performance under this aspect of the Plan.

The Committee received a report from the CEO as to the level of performance by each named executive officer who was eligible for an award under the FYE 2009 Management Incentive Plan of their individual personal performance goals. In assessing each such named executive officer’s FYE 2009 personal performance goal performance, the Committee did not assign relative values to such person’s various personal performance goals nor to relative levels of attainment of those goals.

Mr. De Hont:

Disclosure with respect to Mr. De Hont’s FYE 2009 personal performance goals that were quantitative in nature is as follows:

•	Performance goal: FYE 2009 bookings of $118,157,000
	o	Actual FYE 2009 bookings were $101,799,000
•	Performance goal: FYE earnings per share of $0.73
	o	Actual FYE earnings per share were $0.65
•	Performance goals: FYE gross margin of 36.3%
	o	Actual FYE gross margin was 34.9%
•	Performance goal: Increase FYE 2009 international sales by 20% over the prior year
	o	Actual results were that international sales declined by 12%

In assessing Mr. De Hont’s performance with respect to FYE 2009 personal performance goals, the Committee specifically noted that one of Mr. De Hont’s personal performance goals pertained to acquisition strategy and execution. Specifically on the basis of the value brought to the Company by the quality and nature of Mr. De Hont’s performance with respect to acquisition strategy and execution in FYE 2009 and its assessment of Mr. De Hont’s performance with respect to his other personal performance goals, the Committee assessed Mr. De Hont’s personal performance goals attainment for FYE 2009 to be at 100%.

Mr. Morgan:

Disclosure with respect to Mr. Morgan’s FYE 2009 personal performance goals that were quantitative in nature is as follows:

•	Performance goal: FYE 2009 bookings of $118,157,000
	o	Actual FYE 2009 bookings were $101,799,000
•	Performance goal: FYE earnings per share of $0.73
	o	Actual FYE earnings per share were $0.65
•	Performance goals: FYE gross margin of 36.3%
	o	Actual FYE gross margin was 34.9%

In assessing Mr. Morgan’s performance with respect to FYE 2009 personal performance goals, the Committee specifically noted that one of Mr. Morgan’s personal performance goals pertained to acquisition strategy and execution. Specifically on the basis of the value brought to the Company by the quality and nature of Mr. Morgan’s performance with respect to acquisition strategy and execution in FYE 2009 and its assessment of Mr. Morgan’s performance with respect to his other personal performance goals, the Committee assessed Mr. Morgan’s personal performance goals attainment for FYE 2009 to be at 100%.

Mr. Tetley:

Disclosure with respect to Mr. Tetley’s FYE 2009 personal performance goals that were quantitative in nature is as follows:

•	Performance goal: FYE 2009 gross margin for the Product Recovery/Pollution Control Technologies segment of 34.5%

Under the terms of the Plan, in order to be eligible for an award, certain objective threshold levels must be met. Insofar as Mr. Tetley did not meet these objective threshold levels for FYE 2009, he was not eligible for a bonus, and as such, the Committee did not make a formal assessment of his personal performance goal performance.

Mr. D’Alterio:

Disclosure with respect to Mr. D’Alterio’s FYE 2009 personal performance goals that were quantitative in nature is as follows:

•	Performance goal: FYE 2009 gross margin for the Fluid Handling Technologies segment of 38.18%
	o	Actual FYE 2009 gross margin was 39.84%.

In assessing Mr. D’Alterio’s performance with respect to FYE 2009 personal performance goals, the Committee noted that several of Mr. D’Alterio’s personal performance goals pertained to certain specified manufacturing and product development initiatives. Specifically on the basis of the value brought to the Company by the positive results in his manufacturing and product development initiatives and its assessment of Mr. D’Alterio’s overall performance with respect to his personal performance goals, the Committee assessed Mr. D’Alterio personal performance goals attainment for FYE 2009 to be at 110%.

Mr. Verdone:

Disclosure with respect to Mr. Verdone’s FYE 2009 personal performance goals that were quantitative in nature is as follows:

•	Performance goal: polymer sales to account for 30% of new sales by the end of the 1st quarter; 50% of new sales by the end of the 2nd quarter; and 66.6% of new sales thereafter.

	o	Actual FYE 2009 results were: polymer sales represented 16% of new sales by the end of the 1st quarter; 46% of new sales by the end of the 2nd quarter; and 16.5% of new sales thereafter.
•	Performance goal: produce a 10% overall change in product mix with polymer sales to account for 20% of all sales and blended phosphates to account for 70% of sales.
	o	Actual FYE 2009 results were: polymer sales accounted for 24% of all sales and blended phosphates accounted for 68% of all sales.

In assessing Mr. Verdone’s performance with respect to FYE 2009 personal performance goals, the Committee noted that several of Mr. Verdone’s personal performance goals pertained to certain specified manufacturing and material supply/distribution initiatives. Specifically on the basis of the value brought to the Company by the positive results from his manufacturing and material supply/distribution initiatives and Mr. Verdone’s overall performance with respect to his personal performance goals, the Committee assessed Mr. Verdone personal performance goals attainment for FYE 2009 to be at 95%.

I trust that you will find this letter appropriately responsive to your comments.

Please do not hesitate to contact me to discuss our response.

Very truly yours,

MET-PRO CORPORATION

By:	/s/ Gary J. Morgan
Gary J. Morgan
Senior Vice President - Finance